Exhibit 21.1
SUBSIDIARIES OF SPRAGUE RESOURCES LP
Name	State or Other Jurisdiction of Incorporation	Percent of Ownership
Sprague Operating Resources LLC	Delaware	100%
Sprague Energy Solutions Inc.	Delaware	100%
Sprague Connecticut Properties LLC	Delaware	100%
Sprague Terminal Services LLC	Delaware	100%
Sprague Co-op Member LLC	Delaware	100%
Sprague Transport LLC	Pennsylvania	100%
Sprague Energy LLC	Pennsylvania	100%
Sprague Natural Gas LLC	Delaware	100%
Kildair Service ULC	Canada	99.2%
[0.8% owned by Sprague Co-op Member LLC]
Sprague Resources Canada ULC	Canada	100%
Wintergreen Transport Corporation ULC	Canada	100%
Sprague Resources Finance Corp	Delaware	100%